Exhibit 99.1

To the Stockholders of Record

of Kartoon Studios, Inc.

Re:	Ratification Pursuant to Nevada Revised Statues Section 78.0296

This notice is being give pursuant to NRS 78.0296 which (i) allows a Nevada corporation to ratify and validate any corporate act not in compliance, or purportedly not in compliance with Title 7 of the Nevada Revised Statutes or the articles of incorporation or bylaws of the corporation and (ii) requires notice of any such ratification or validation of a corporate act to be given not less than 10 days after the approval of such ratification or validation to each stockholder of record at the time of such ratification or validation, whether or not action by the stockholders is required for such ratification or validation.

Kartoon Studios, Inc. (the “Company”) issued (i) 48,154 restricted stock units (“RSUs”) to a consultant on June 1, 2025, (ii) 53,404 RSUs to that same consultant on August 1, 2025, (iii) 750,000 RSUs to Michael Jaffa on November 14, 2025, (iv) 500,000 RSUs to Brian Parisi on January 1, 2026, and (v) 351,654 RSUs to a consultant on February 25, 2026 (the issuances described in (i) through (v) are collectively referrred to as the “Equity Issuances”) The Equity Issuances may not have been properly authorized due to the failure to obtain the required board approval (the “Defective Corporate Act”). On March 30, 2026, the Board of Directors of the Company adopted resolutions ratifying the Defective Corporate Act pursuant to NRS 78.0296. Pursuant to NRS 78.0296, upon ratification by the Board of Directors and the provision of this notice to stockholders, the Defective Corporate Act is validated and deemed effective as of the date originally taken. Each of the RSUs issued pursuant to the Equity Issuances are deemed issued as of their respective original date of issuance. Any claim that the Equity Issuances are void or voidable due to the failure of authorization is extinguished. The shares issued upon the vesting of the RSUs issued pursuant to the Equity Issuances will be deemed validly issued, fully paid and non-assessable.

This notice is being provided to stockholders in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. Stockholders may obtain additional information regarding the Defective Corporate Act and its ratification by contacting the Company's Corporate Secretary at Kartoon Studios, 190 N. Canon Drive, Floor 4, Beverly Hills CA 90210.

Sincerely, /s/ Andy Heyward Andy Heyward Chairman and CEO